PT Indosat Tbk

Key Highlights for the Nine Months ended 30 September 2009

Jakarta, 22 October 2009. PT Indosat Tbk (“Indosat” or the “Company”) is pleased to report headline details of its unaudited financial and operational results for the nine months ended 30 September 2009.

Key Highlights for the nine months ended 30 September 2009

	9M 2008	9M 2009	% Change
Operating Revenues (IDRbn)	13,648.8	13,409.5	-1.8
Operating Expenses (IDRbn)	10,315.7	10,817.3	4.9
EBITDA (IDRbn)	6,718.9	6,352.9	-5.4
EBITDA Margin (%)	49.2	47.4	-1.9
Net Income (IDRbn)	1,473.1	1.449.9	-1.6
Total Debt (IDRbn)	19,083.8	24,418.5	28.0
Total cellular subscribers (million)	35.5	28.7	-19.1

Indosat reports today headline unaudited results in order to complement the release of Qatar Telecom Q.S.C. (“Qtel”) results for the nine months ended 30 September 2009. As the majority shareholder in Indosat, Qtel fully consolidates Indosat’s results when issuing its own financial reports.

“Even though our customer base is almost 20% lower than the same period last year, our cellular revenues have shown some recovery. On a quarterly basis, our cellular revenues increased by more than 5% in the 3rd quarter of 2009, which demonstrates that our value strategy is beginning to show positive results. We will be consistent and continue to refine our strategies while providing the best service and product offerings in the industry, which will increase both customers and stakeholder value” said Harry Sasongko, President Director and CEO Indosat.

Indosat plans to file 9M 2009 unaudited results on the 28th of October 2009. An analyst and investor call will be held shortly thereafter.

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and Indosat Phone). The company also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSDPA technology. And the company’s shares are listed in the Indonesia Stock Exchange (IDX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Investor Relations :

Tel:   62-21-3869615

Fax:  62-21-3804045

Corporate Secretary :

Tel: 62-21-3869614

Fax: 62-21-3804045

Email:      investor@indosat.com

Website: www.indosat.com

Disclaimer :

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.